Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Manager Speaking Points — Lance
This is probably the biggest announcement in the history of Lance. While we are excited about the opportunities presented by this news, we also know that major announcements like this can create uncertainty and apprehension for our employees. On behalf of the entire leadership team at Lance, we’d like to challenge that mindset and encourage all employees to think about the opportunities that come with this proposed merger. Because you are a manager/supervisor of employees, we’ve created this internal document to use as guidance to talk to employees about the announcement and answer their questions.
•	This merger represents an opportunity to form a better company focused on making high-quality, wholesome snack foods while also benefiting employees, customers and consumers, and driving long-term shareholder value for the newly combined company.

•	Our ultimate goal through this merger is to create a combined company positioned for growth and that presents opportunities for employees, customers, consumers and shareholders.

•	From a values, product offering and company culture perspective, the proposed merger with Snyder’s of Hanover is a great one. Snyder’s shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working together, promoting innovative solutions and conducting business with co-workers, customers, peers, partners and shareholder with integrity.

•	This announcement marks the beginning of a several-month process subject to shareholder and regulatory review and approval. Pending these approvals, the potential merger is expected to close in late fall. We will provide open communications as updates are available.

•	Please keep in mind the regulatory review process can take time and until we receive final regulatory and shareholder approval we will continue to conduct business as usual and strive to be a great partner and great place to work.

•	If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.

•	Change like this comes with great opportunities for all us and I encourage you to be actively involved in making the proposed merger a success.
Our senior management will provide updates as additional information becomes available. In the meantime, please feel free to talk to me with any questions or check our Intranet for up-to-date information.
NOTE TO MANAGERS/SUPERVISORS: Please keep a copy of the Lance Employee Frequently Asked Questions (FAQs) available to refer to if employees are asking specific questions that are included in the FAQs.